Exhibit 12.1

REX ENERGY CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years ended December 31,
(in thousands, except ratios)	2015		2014		2013		2012	2011
Computation of earnings (loss):
Income (loss) from continuing operations before income tax	$(423,245)		$(74,565)		$(6,538)		$92,203	$26,689
Add: Fixed charges	67,610		48,458		31,569		10,458	4,178
Add: Equity method investment (income) loss	411		813		763		3,921	(81)
Less: Capitalized interest	7,732		7,259		7,548		3,017	1,159
Less: Preferred Stock dividend requirements	9,660		2,335		—		—	—
Earnings (loss)	$(372,616)		$(34,888)		$18,246		$103,565	$29,627

Computation of fixed charges:
Interest expense	$47,806		$36,977		$22,676		$6,418	$2,514
Add: Amortization of premium (discount) on Senior Notes, net	380		353		180		(8)	—
Add: Capitalized interest	7,732		7,259		7,548		3,017	1,159
Add: Amortized loan costs	2,032		1,534		1,165		1,031	505
Add: Preferred Stock dividend requirements	9,660		2,335		—		—	—
Fixed charges, as defined	$67,610		$48,458		$31,569		$10,458	$4,178

Ratio of earnings (loss) to fixed charges and preferred stock dividends	—	(1)	—	(1)	0.6x	(1)	9.9x	7.1x

(1)

Due to our net losses for the years ended December 31, 2015, 2014 and 2013, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $440.2 million, $83.3 million and $13.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.